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Exhibit 1.     Press Release


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c8876
r f BC-Belzberg-approval 09-06 0480
News release via Canada NewsWire, Toronto 416-863-9350

         Attention Business Editors:
         Belzberg Technologies subsidiary Electronic Brokerage Systems LLC obtains approval to join National Securities Clearing Corporation

         Self-Clearing status expected to save over $4 million annually

         TORONTO, Sept. 6 /CNW/ - Belzberg Technologies, Inc. (TSX:BLZ) announced today that its wholly owned subsidiary, Electronic Brokerage Systems LLC, has been approved by the National Securities Clearing Corporation to become a member. Members agreed yesterday to approve Belzberg, subject to a few minor administrative matters that should be resolved shortly.

         "We are very excited to become an NSCC member," said CEO Sid Belzberg. "I believe this is one of the most significant developments for Belzberg in the last five years as we should see a significant improvement in profitability. This clears the way for Belzberg to become self-clearing, which will significantly reduce our costs and improve our gross margins. Coupled with the expected approval of EBS' pending electronic NYSE membership application later this month, we anticipate that clearing and execution fee expenses in our existing business will be reduced by over $4 million annually. Further, additional new revenue will have significantly higher profit margins associated with it as there will be no need to pay an intermediary to clear client's trades. We also expect that we can be even more competitive on pricing for new order flow business, and have a number of significant new deals that we expect to close after gaining both NSCC and NYSE membership."

         "Our expectation is that the financial impact of becoming self clearing will begin to fully materialize in the fourth quarter," said Mr. Belzberg. "We will spend the balance of the month of September further familiarizing ourselves with NSCC procedures to ensure the transition to becoming self-clearing does not impact our clients. We should be able to see the financial benefits materialize starting in October."

         About Belzberg Technologies Inc.

         Belzberg Technologies provides the software and networks that enable global, direct access routing and execution of trades for financial institutions in the United States, Canada and Europe. Using Belzberg's suite of integrated trading tools and network connectivity options, Belzberg's customers have direct access to all North American equities and options markets, as well as major European stock exchanges. The firm's client-base includes over 110 leading U.S and international brokerage houses and financial institutions. Belzberg Technologies is listed on the Toronto Stock Exchange (Ticker-BLZ) - additional information is available at www.belzberg.com.

         Except for historical information contained herein, the matters discussed in this press release are based on forward-looking statements that involve risk and uncertainty. A variety of important factors could cause results to differ materially from such statements, including but not limited to economic, competitive, governmental and technological factors affecting the company's operation, markets, products, prices and other factors.
         %SEDAR: 00008836E

         -0-                            09/06/2002

         /For further information: Steve Wilson, Belzberg Technologies Inc.,
(416) 360-2920, swilson(at)belzberg.com/ (BLZ.)

CO: Belzberg Technologies Inc.
ST: Ontario
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CNW 09:24e 06-SEP-02